Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 32,376 units in September 2019

Remain agile to respond to a potential pick-up in demand; proactive actions result in low system inventory

Mumbai, October 1, 2019: Tata Motors Limited today announced its sales in the domestic & international market, for the month of September 2019, which stood at 36,376 vehicles, compared to 69,991 units during September 2018.

Domestic Sales Performance:

	Sept '19	Sept '18	% Change	FY20	FY19	% Change
Total Domestic Sales	32,376	64,598	-50%	226,333	339,352	-33%

Domestic - Commercial Vehicles:

According to Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd., “With the ongoing subdued demand, we continued our focus on system stock correction by driving retail and aligning production. Retail sales are estimated to be ahead of wholesale by over 16% in September and over 27% in Q2, reducing the overall stock level to the lowest for the last 6 quarters. We are monitoring the impact of the relief package announced by the Government, and look forward to improved demand from revival in consumption and spend in infrastructure projects.”

Category	Sept '19	Sept '18	% Change	FY20	FY19	% Change
M&HCV	5,082	16,239	-69%	42,331	77,163	-45%
I & LCV	3,528	5,465	-35%	22,000	26,492	-17%
SCV & Pick up	13,510	19,846	-32%	77,314	99,946	-23%
Passenger Carriers	2,159	4,619	-53%	21,845	28,886	-24%
Total Domestic	24,279	46,169	-47%	1,63,490	232,487	-30%
CV Exports	3,800	5,250	-27.6%	15,469	26,912	-42.5%
Total CV	28,079	51,419	-45.4%	1,78,959	2,59,399	-31.0%

Total MHCVs sales including MHCV Truck, Buses and International Business stood at 7,055 units compared to 19,441 units last year.

Domestic - Passenger Vehicles:

According to Mr. Mayank Pareek, President, Passenger Vehicles Business Unit, Tata Motors Ltd., “Towards the end of the month, there was an encouraging response in terms of customer foot falls. The customers have responded well to our festive offers as reflected in 11% more retail in September 2019 compared with August. However, the industry continued to decline in September.

Our focus continued to be on retail in line with our strategy of New Paradigm. In September 2019, our retail was 31% more than offtake as a result dealer stock came down by around 10%. During H1 of FY19, network stock has been reduced by 21%, lowest in last 10 quarters. This helped in rotation of dealer working capital and preparing the network for the upcoming festival season.

With continued focus on the retail capability enhancement, we have added 82 sales outlet and 3000+ sales executives in the system in this fiscal. Our new launches, Harrier Dark Edition and Nexon KRAZ+ received encouraging response. We are hopeful that the upcoming festival season will bring positive momentum in the market and we are prepared to embrace it.”

Category	Sept '19	Sept '18	% Change	FY20	FY19	% Change
Total PV	8,097	18,429	-56%	62,843	106,865	-41%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.